TERRENCE BUEHLER
                                 ATTORNEY AT LAW
                            120 NORTH LASALLE STREET
                                   SUITE 1150
                             CHICAGO, ILLINOIS 60602
                                 (312) 345-2004
                               FAX (312) 345-2005


                                                         November 6, 2000

VIA FACSIMILE TRANSMISSION
& CONFIRMATION VIA U.S. MAIL

Mr. Christopher Austin
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY  10006
Facsimile: (212) 225-3999

      Re:   United Technologies Corp. Proposed Merger with Specialty Equipment

Dear Mr. Austin:

         I write to you on behalf of my client, Ms. Virginia Noerr, a Specialty shareholder, who is prosecuting both class and derivative claims on behalf of herself and others in connection with the Company's adoption of a stock incentive plan. Briefly stated, the basis for Ms. Noerr's claims are that the defendants (the officers and directors of Specialty in June, 1993) knowingly gave themselves 4.2 million stock options exercisable at a dollar per share, a price substantially below fair market value, and did so by soliciting shareholder approval with a proxy statement that falsely stated that defendants believed the value of Specialty stock was "not greater than $1 per share." As set forth in Vice Chancellor Jacobs' opinion denying defendants' motions to dismiss, the defendants had a duty to disclose the purported basis of their opinion that the stock was worth "no more than $1 per share." I also note that Vice Chancellor Jacobs held, among other things, that because the defendants were on both sides of this transaction, they "bear the burden of demonstrating the entire fairness of the transaction." (Opinion, p. 25). (For your convenience I have attached a copy of the opinion). Given the status of Ms. Noerr's suit, the proposed transaction between United Technologies and Specialty raises the following important issues:

         1. Whether the tender offer document to the shareholders is misleading in that it fails to mention the pending litigation;

         2. Whether United Technologies is assuming a contingent liability of as much as $120 million, based upon its agreement to indemnify the officers and directors of Specialty;

         3. Whether the merger price is fair to the shareholders, given that, if Ms. Noerr is successful and the options are voided, the impact of that result would be to raise the price per share;

         4. Whether Specialty can meet the showing required of them under Delaware law if, arguendo, the merger terminates the derivative claim. Specialty must be prepared to demonstrate that "the corporation's interest and not simply the personal interests of the defendants was served by the termination of the derivative litigation and that the merger price was fair considering the value of the pending derivative claims to the corporation." (Merritt v. Colonial Foods, Inc., 505 A.2d 757, 765-66 (Del. Ch. 1986)(Ch.
            Allen). I do not believe --- that Specialty can meet that burden.

         Please be advised that we are moving seasonably to seek Court assistance to have the tender offer disclosures corrected. Also please be advised that we believe that the merger price does not pass the entire fairness test, and we also will be seeking court assistance in that regard. In Delaware:
"What is inflexible in our corporate law is the requirement that self-dealing fiduciaries deal with the corporation and its shareholders only on terms that are entirely fair." Merritt, 505 A.2d at 765. We do not believe that the actions taken by the defendants in 1993 and today in 2000 meet this standard.

                                                Very truly yours,

                                                /s/ Terrence Buehler

                                                Terrence Buehler


TB/fb